

June 17, 2022

Michael Amir Williams
Chief Executive Officer
Oasis Real Estate Investments 1, LLC
840 Santee Street
Suite 605
Los Angeles, CA 90014

> **Re: Oasis Real Estate Investments 1, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed June 6, 2022**
> **File No. 024-11790**

Dear Mr. Williams:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form 1-A filed June 6, 2022

Independent Auditors' Report, page F-1

1. We note that an accounting firm, Berman, Sosman & Rosenzweig, CPAs PLLC, is signing the audit report, but a person, David G Rosenzweig C.P.A. is signing the consent, and is listed as the name of the auditor on the Form 1-A template. Please tell us how you determined that the accounting firm signing the audit report is properly licensed and registered in New York. If only a person is licensed and registered, please remove the references to the accounting firm from the filing, replace them with the person's name and make arrangements for the person to provide an audit report, if they performed an audit. Refer to paragraph (c)(1)(iii) of Part F/S in Form 1-A and Rule 2-01 of Regulation S-X.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Louis Amatucci, Esq.